STUDIO 54
716 San Luis Rey Place
San Diego, CA 92109


SPECIAL MEETING OF THE BOARD

IT IS HEREBY RESOLVED, that at a Special Meeting of the Board of Directors, it was unanimously decided that the Company change its' corporate name from Top 10 Rankings, Inc., to Studio 54, Inc., to capitalize on the Company's reputation in website development. Furthermore, at the same meeting it was also unanimously decided that the Company open a corporate bank account in the name of Studio 54, Inc.


By Order of the Board of Directors,

/S/ Marc Gaxiola, President/Director

Dated:
September 2, 2004